

Mail Stop: 3561

November 22, 2016

<u>Via E-mail</u>
Jeffrey L. Vigil
Chief Financial Officer
Uranium Resources, Inc.
6950 South Potomac Street, Suite 300
Centennial, Colorado 80112

      Re: **Uranium Resources, Inc.**
              Registration Statement on Form S-3
              Filed November 16, 2016
              File No. 333-214657

Dear Mr. Vigil:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

                                     Sincerely,

                                   /s/ Pamela Howell
                                   for

                                   John Reynolds
                                   Assistant Director
                                   Office of Beverages,
                                   Apparel and Mining

cc: Paul Hilton, Esq.
       Hogan Lovells US LLP